Neeraja Sahay

neersfs@gmail.com, Pleasanton CA

Objective: Seeking a local Customer Service position.

Education

Rochester Institute of Technology, Rochester, New York, USA

(Master of Science in Software Development & Management) - *March '98*

Villa Marie P.G. College for Women, Hyderabad, India

(M.C.A., Masters Degree in Computer Applications) - *October '94*

National Institute of Information Technology, Hyderabad, India

(Diploma in Systems Management) - *May '92*

Sarojini Naidu College, Hyderabad, India

(Bachelor of Science in Mathematics, Physics and Chemistry) - *April '91*

Technical Skills

- **Microsoft Office, M S Access**

Personal Attributes

Exceptional interpersonal, administrative, verbal and written communication skills

Self-motivated and able to work independently or in a team

Efficient in multi-tasking and project management with great attention to detail

Experience in working with culturally diverse groups

Professional Experience

Eastside Friends of Seniors, Sammamish WA 98074

Volunteer Outreach Coordinator 2012-2013

Eastside Friends of Seniors a non-profit organization in Sammamish WA provides free volunteer based services to seniors facing the challenges of aging. EFS provides services like transportation, light housekeeping and small handyman chores for seniors over the age of 60yrs.

Responsibilities

- **Recruited, screened, trained and recognized dedicated volunteers**
- **Generated access reports on volunteer activities for the board of directors and funders**
- **Coordinated and supervised all service projects by matching screened volunteers with clients**

India Association of Western Washington, Seattle WA

Seniors Program Coordinator 2007 – 2009

Responsibilities

Assisted the Director in planning and execution of IAWW activities for seniors which included a lunch program, annual health fair, field trips, music programs, fundraising and periodic educational lectures.

- Assisted IAWW Program Director in making grant application to secure funding for Seniors Program

- Program Administration

Philips (Oral Healthcare) Inc.

Snoqualmie WA, USA

Consulting Project 2005 – 2006

Designed and implemented an effective directory structure for the market research document warehouse.

Assisted with the development, testing and documentation of a customized corporate search tool; using the Microsoft Index server.

Bausch & Lomb, Rochester, New York

Software Engineer, 1998 – 1999

- Intranet Applications in Microsoft FrontPage and Microsoft Access

- Report generation using Microsoft Access

Volunteer Experience

- Golden Acorn Award Winner in 2012-2013 @ Endeavour Elementary School, Issaquah WA

- Chaired Elementary school events

- Coordinated informative Emergency Preparedness events with a Community Education Associate for 'Seniors'

- WA AmeriCorps alumni

Legal Status   U S Citizen

References   Available upon request